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                               June 14, 2023

       Sun Xiuzhi
       Chief Executive Officer and Chief Financial Officer
       BITMIS CORP.
       1-17-1 Zhaojia Road
       Xinglongtai District
       Panjin City, Liaoning Province
       People's Republic of China

                                                        Re: BITMIS CORP.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed July 19, 2022
                                                            Form 10-Q for the
period ended March 31, 2023
                                                            Filed May 22, 2023
                                                            Form 8-K/A filed
January 11, 2023
                                                            File No. 333-214469

       Dear Sun Xiuzhi:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2022

       General

   1. We note that on December 30, 2022, you acquired all of the issued and outstanding capital stock of Cambell
International Holding Limited, which operates through its subsidiaries and interest in a
variable interest entity in the People's Republic of China. In light of this development, please
provide us with proposed disclosure to be included in future filings that provides more
specific and prominent details about the legal and operational risks associated with
China-based companies. For additional guidance, please see the Division of Corporation
Finance's Sample Letter to China-Based Companies issued by the Staff in
 Sun Xiuzhi
FirstName  LastNameSun Xiuzhi
BITMIS CORP.
Comapany
June       NameBITMIS CORP.
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
         December 2021.
Form 8-K filed January 11, 2023

Risk Factors, page 23

2.       You disclose on page 44 that    Our auditor, an independent registered
public accounting
         firm that issues the audit report included elsewhere in this Report, is headquartered in San
         Mateo, California and registered with the PCAOB.    You seem to be
referring to WWC,
         P.C., the auditor that signed the opinion for Cambell International Holding Limited. Tell us how you considered the requirements of Item 4.01 of Form 8-K. Specifically explain to us and clearly disclose the extent to which the registrant Bitmis Corp. has retained
         WWC, P.C. to be its auditor and terminated its relationship with BF Borgers CPA PC.
         Tell us which independent accountant performed the review procedures for the quarterly interim periods ended December 31, 2022 and March 31, 2023.
Form 10-Q for the period ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 22

3. You disclose on pages 22 and 23 that the decrease in revenues between the periods presented is "mainly due to the explosion of COVID-19" during the three month and nine month periods. Please provide us with proposed disclosure to be provided in your future filings that provides a robust discussion of the impact of COVID-19 on your operations compared to prior periods. As part of your response, please address the following:
             To the extent possible, provide quantification of the impact of COVID-19 on your revenues and other line items for each of the periods presented.
             Specifically identify the nature of the impact on your operations, such as worker absenteeism, lockdowns, plant closure, purchase of additional protective equipment or sanitizing supplies, changes in customer habits, etc., providing quantification to the extent possible.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please
 Sun Xiuzhi
BITMIS CORP.
June 14, 2023
Page 3

contact Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.



FirstName LastNameSun Xiuzhi                             Sincerely,
Comapany NameBITMIS CORP.
                                                         Division of
Corporation Finance
June 14, 2023 Page 3                                     Office of Life
Sciences
FirstName LastName